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                          May 16, 2024

       Ngai Ngai Lam
       Chief Executive Officer
       China Liberal Education Holdings Ltd
       7th Floor, Building 5, No. 2 Zhenxing Road
       Changping District, Beijing
       People   s Republic of China 102299

                                                        Re: China Liberal
Education Holdings Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed May 13, 2024
                                                            File No. 333-279370

       Dear Ngai Ngai Lam:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenna
Hough at 202-551-3063 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Ying Li